Exhibit 99.1

5 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 4 August 2003 it purchased for cancellation 20,000 Ordinary Shares of ¹/зp each at an average price of 189 pence per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

6 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 5 August 2003 it purchased for cancellation 35,400 Ordinary Shares of ¹/зp each at an average price of 185.0p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

7 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 6 August 2003 it purchased for cancellation 20,000 Ordinary Shares of ¹/зp each at an average price of 180p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

8 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 7 August 2003 it purchased for cancellation 30,000 Ordinary Shares of ¹/зp each at an average price of 174.0p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

11 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 8 August 2003 it purchased for cancellation 20,000 Ordinary Shares of ¹/зp each at an average price of 178.8p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

12 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 11 August 2003 it purchased for cancellation 17,103 Ordinary Shares of ¹/зp each at an average price of 174.43p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

13 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 12 August 2003 it purchased for cancellation 45,405 Ordinary Shares of 1/3p each at an average price of  174.5396p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

14 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 13 August 2003 it purchased for cancellation 44,100 Ordinary Shares of 1/3p each at an average price of 1.7696p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

15 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 14 August 2003 it purchased for cancellation 25,000 Ordinary Shares of 1/3p each at a price of 180p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

20 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 19 August 2003 it purchased for cancellation 3,610 Ordinary Shares of 1/3p each at an average price of 193.996p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

21 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 20 August 2003 it purchased for cancellation 22,459 Ordinary Shares of 1/3p each at an average price of 192.479p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

22 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 21 August 2003 it purchased for cancellation 30,000 Ordinary Shares of 1/3p each at an average price of 191.219p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

26 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 22 August 2003 it purchased for cancellation 34,251 Ordinary Shares of 1/3p each at an average price of 194.183p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

27 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 26 August 2003 it purchased for cancellation 20,907 Ordinary Shares of 1/3p each at an average price of 199.271p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

28 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 27 August 2003 it purchased for cancellation 5,080 Ordinary Shares of 1/3p each at a price of 197p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

29 August 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 28 August 2003 it purchased for cancellation 41,507 Ordinary Shares of 1/3p each at a price of 196.132p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com